UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

iRhythm Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

450056 106

(CUSIP Number)

Marcus J. Williams

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2016

(Date of Event which Requires Filing of this Statement)

If the Filing Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450056-106

1	NAMES OF REPORTING PERSONS Kaiser Permanente Ventures, LLC – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 778,151(1)
	8	SHARED VOTING POWER: [0]
	9	SOLE DISPOSITIVE POWER: 778,151(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,233 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.70% (1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 750,309 shares of common stock currently held by the Filing Person identified herein, and 27,842 shares of common stock issuable upon the exercise of warrants held by such Filing Person and exercisable within 60 days of this report.
(2)	Includes shares attributable to the Filing Person by virtue of its deemed membership in a “group” as that term is defined for purposes of Section 13(d)(3) of the Securities Exchange Act. The Filing Person does not admit that it is acting in concert with the other Filing Persons with respect to the voting or disposition of the securities described herein and attributable to the Filing Person by virtue of its inclusion in a “group” pursuant to Rule 13d-3(a) other than as descried under Item 2(c) below.
(3)	Based on 21,124,478 shares of the Issuer’s common stock outstanding upon the completion of the registrant’s initial public offering based upon the registrant’s prospectus supplement filed with the Commission under Rule 424(b)(4) on October 20, 2016.

CUSIP No. 450056-106

1	NAMES OF REPORTING PERSONS Kaiser Permanente Ventures, LLC – Series B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 486,344(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 486,344(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,233 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.70% (1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 468,943 shares of common stock currently held by the Filing Person identified herein, and 17,401 shares of common stock issuable upon the exercise of warrants held by such Filing Person and exercisable within 60 days of this report.
(2)	Includes shares attributable to the Filing Person by virtue of its deemed membership in a “group” as that term is defined for purposes of Section 13(d)(3) of the Securities Exchange Act. The Filing Person does not admit that it is acting in concert with the other Filing Persons with respect to the voting or disposition of the securities described herein and attributable to the Filing Person by virtue of its inclusion in a “group” pursuant to Rule 13d-3(a) other than as descried under Item 2(c) below.
(3)	Based on 21,124,478 shares of the Issuer’s common stock outstanding upon the completion of the registrant’s initial public offering based upon the registrant’s prospectus supplement filed with the Commission under Rule 424(b)(4) on October 20, 2016.

CUSIP No. 450056-106

1	NAMES OF REPORTING PERSONS The Permanente Federation, LLC – Series I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 102,816(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 102,816(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,233 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.70% (1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes shares attributable to the Filing Person by virtue of its deemed membership in a “group” as that term is defined for purposes of Section 13(d)(3) of the Securities Exchange Act. The Filing Person does not admit that it is acting in concert with the other Filing Persons with respect to the voting or disposition of the securities described herein and attributable to the Filing Person by virtue of its inclusion in a “group” pursuant to Rule 13d-3(a) except as described under Item 2(c) below.
(2)	Based on 21,124,478 shares of the Issuer’s common stock outstanding upon the completion of the registrant’s initial public offering based upon the registrant’s prospectus supplement filed with the Commission under Rule 424(b)(4) on October 20, 2016.

CUSIP No. 450056-106

1	NAMES OF REPORTING PERSONS The Permanente Federation, LLC – Series J
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 48,922(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 48,922(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,233 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.70% (1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 43,493 shares of common stock currently held by the other Filing Persons identified herein, and 5,429 shares of common stock issuable upon the exercise of warrants held by such Filing Persons and exercisable within 60 days of this report.
(2)	Includes shares attributable to the Filing Person by virtue of its deemed membership in a “group” as that term is defined for purposes of Section 13(d)(3) of the Securities Exchange Act. The Filing Person does not admit that it is acting in concert with the other Filing Persons with respect to the voting or disposition of the securities described herein and attributable to the Filing Person by virtue of its inclusion in a “group” pursuant to Rule 13d-3(a) except as described under Item 2(c) below.
(3)	Based on 21,124,478 shares of the Issuer’s common stock outstanding upon the completion of the registrant’s initial public offering based upon the registrant’s prospectus supplement filed with the Commission under Rule 424(b)(4) on October 20, 2016.

Schedule 13D

ITEM 1.	SECURITY AND ISSUER

This statement relates to shares of common stock of iRhythm Technologies, Inc., whose principal executive office is located at 650 Townsend Street, Suite 380, San Francisco, California 94103.

ITEM 2.	IDENTITY AND BACKGROUND

The persons filing this statement and the persons enumerated in response to Instruction C of Schedule 13D, and the information regarding them are as follows:

(a)	Kaiser Permanente Ventures, LLC—Series A, a Delaware limited liability company (“KV-A”); Kaiser Permanente Ventures – Series B, a Delaware limited liability company (“KV-B”); The Permanente Federation – Series I, LLC, a Delaware limited liability company (“PF-I”); and The Permanente Federation – Series J, LLC, a Delaware limited liability company (“PF-J”) (each a “Filing Person” and collectively, the “Filing Persons”).

(b)	The business address of the Filing Persons is:

1 Kaiser Plaza, Suite 2243, Oakland, California 94612.

(c)	Present principal occupation or employment of the Filing Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted:

KV-A and KV-B are investment vehicles used by affiliates of Kaiser Foundation Hospitals (“KFH”), a California nonprofit corporation to own securities issued in connection with technology investments by KFH and its affiliates, and in this paragraph the term “Ventures Filing Persons” refers to those two investment vehicles. PF-I and PF-J are investment vehicles used to own securities issued in connection with technology investments by Kaiser Permanente Medical Groups and certain of its affiliates, and in this paragraph PF-I and PF-J are referred to collectively as the “Federation Filing Persons”). The Ventures Filing Persons, on the one hand, and the Federation Filing Persons, on the other hand, are managed by fully independent committees whose membership does not overlap and which are appointed by separate, non-affiliated entities. However, from time to time the two management committees meet collectively and confer with respect to the acquisition, disposition and voting of securities owned by the several Filing Persons and certain of their respective affiliates. There is no written or unwritten agreement between or among the Filing Persons relating to such voting power or dispositive power, and collective meetings may be discontinued or curtailed at any time. Accordingly, each of the Ventures Filing Persons disclaims that it is acting in concert with respect to the voting and disposition of the securities held by each of the Federation Filing Persons, and vice versa, except to the extent described above.

(d)	During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The common stock now held by the Filing Persons includes(i) 25,000 shares of common stock purchased by the Filing Persons collectively at the time of the registrant’s initial public offering, for an aggregate purchase price of $425,000; (ii) shares of common stock issued upon the automatic conversion of convertible preferred stock held by the Filing Persons immediately prior to consummation of the registrant’s initial public offering; and (iii) 50,672 shares of common stock issuable upon the exercise of warrants held by the Filing Persons as of the date of this report and exercisable within 60 days. The source of funds for the purchase of all such securities was the corporate personal funds of the several Filing Persons. The Filing Persons have not purchased any Common Stock with borrowed funds.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of the Filing Persons’ investment in the registrant’s common stock was to promote and invest in the development of technology owned by the registrant, and to achieve financial benefits, if any, associated with such investments.

The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

Except with respect to the purchase of 25,000 shares of common stock purchased collectively by KV-A, KV-B and PF-J in the registrant’s initial public offering for an aggregate purchase price of $425,000, as described in clause (i) of Item 3, above, there were no transactions effected by the Filing Persons in the Common Stock within the past sixty (60) days.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the relationships mentioned above, to the knowledge of the Filing Persons, none of the Filing Persons is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER PERMANENTE VENTURES, LLC – SERIES A

Date: October 31, 2016	/s/ Thomas Meier
THOMAS MEIER, SVP AND CORP. TREASURER
KAISER PERMANENTE VENTURES, LLC – SERIES B

Date: October 31, 2016	/s/ Chris Grant
CHRIS GRANT, EVP AND CHIEF OPERATING OFFICER
THE PERMANENTE FEDERATION, LLC – SERIES I

Date: October 31, 2016	/s/ Claire Tamo
CLAIRE TAMO, CHIEF FINANCIAL OFFICER
THE PERMANENTE FEDERATION, LLC – SERIES J

Date: October 31, 2016	/s/ Claire Tamo
CLAIRE TAMO, CHIEF FINANCIAL OFFICER